UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )

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Competitive Technologies, Inc.
(Name of Registrant as Specified In Its Charter)

The Committee to Restore Stockholder Value

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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THE COMMITTEE TO RESTORE STOCKHOLDER VALUE

An Urgent Message to
Competitive Technologies, Inc. Stockholders

We believe Competitive Technologies is out of control; losses are mounting, conflicts have divided management and the stock price has plummeted. In our opinion, Competitive Technologies' viability as a public company is being seriously threatened under current management.

While John Nano served as Chief Executive Officer and President of Competitive Technologies from 2002 to 2005, our loyal team relentlessly identified growth opportunities that drove profitability and value for our shareholders. Our efforts succeeded as earnings rose $9.7 million over a period of three years.   Our management team achieved three consecutive years of significant profit improvements, reaching $5.7 million in fiscal 2005. Our record revenue and profit growth resulted in the Company being the fourteenth largest percentage gaining stock in 2004 as reported by the Wall Street Journal with an increase share price of 345%.

Unfortunately, our team's strong profitability for CTT was converted into corporate and shareholder losses by the current Board and management after the Board changed management 17 months ago. At that time, the success of our management was reflected in CTT stock prices over $10 per share. During the tenure of and because of actions by the current Board, 80% of CTT's stock market value has been destroyed.

On the watch of the current Board and management, shareholder value was squandered even as the overall stock market performs at record levels.   In the recently announced fiscal year 2006 results, revenues were reduced by nearly $9.0 million (or 63%), and earnings by $8.1 million under CTT's current Board and management. The current Board and management presided over a reversal of CTT's fortunes from a 2005 profit of about $5.7 million, to a 2006 loss of nearly $2.4 million this year. The $8.1 million reversal under the current Board and management, from strong profitability to appalling losses, had the predictable effect of cratering CTT's stock price.   CTT's Board and management have recorded losses every quarter after they changed management.

To restore our Company's profitability and shareholder value, we are firmly committed to the replacement of the Board of Directors and return of our successful management team. **We will soon be mailing to you proxy material soliciting your proxy to elect a slate of directors in opposition to the slate proposed by the existing management group.** Our proxy will describe what we believe are the failures of the current management. It will also describe the extensive qualifications of our slate of candidates, whom we believe will return to CTT substantial experience in the Company's business, a successful track record in managing growth and serious management expertise through our legacy team. Our team urgently asks for your support as a shareholder, advisor or broker to restore the Company to profitability, to drive growth and to increase shareholder value.

Please refrain from voting any proxy sent to you by the management of CTT until you have had the opportunity to consider our material. **Although we are not yet soliciting your proxy, we are anxious to hear your views. Please use the coupon below to share with us your concerns about the Company.** This information will not be used for any other purpose.

Thank you in advance for your consideration to restore CTT to the bright future our Company enjoyed under our past stewardship and will again enjoy upon our return to CTT.

Sincerely,
THE COMMITTEE TO RESTORE STOCKHOLDER VALUE

John B. Nano, Committee Member and Director Nominee

TO: **THE COMMITTEE TO RESTORE STOCKHOLDER VALUE**
c/o CUTLER LAW GROUP
3206 West Wimbledon Drive
Augusta, GA 30909
Fax: (706) 738-1966
Email: rcutler@cutlerlaw.com

Name_____:_____

Stockholder of record ☐ or in street name ☐

Brokerage firm holding your shares _____

Number of Competitive Technologies Shares Held _____

Your telephone number (day) (_____)_____ (night) (_____)_____

We appreciate your comments:_____

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WE ARE NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

INFORMATION CONCERNING
THE COMMITTEE TO RESTORE STOCKHOLDER VALUE

The Committee is comprised of the former Chief Executive of the Company, John Nano, as well as Ben Marcovitch, William L. Reali and Richard D. Hornidge, Jr. Specific information with respect to each of these members of the Committee is set forth below:

John B. Nano, 62, the President and Chief Executive Officer who was forced out seventeen months ago by the Board, would return as Director, President and Chief Executive Officer. Mr. Nano was President and Chief Executive Officer of Competitive Technologies, Inc. from June 2002 until June 2005. Since his removal by the existing Board, in January 2006 Mr. Nano become President and Chief Executive Officer of Articulated Technologies, LLC., a company involved in creating and commercializing patented light emitting diode technologies for global solid state lighting applications. Mr. Nano also served as Chief Financial Officer of Competitive Technologies from August 2003 to May 2004. From 2000 to 2001, he served as a Principal reporting to the Chairman of Stonehenge Network Holdings, N.V., a global virtual private network provider, with respect to certain operating, strategic planning and finance functions. From 1998 to 1999, Mr. Nano served as Executive Vice President and Chief Financial Officer of ConAgra Trade Group, Inc., a subsidiary of ConAgra, Inc., an international food company. From 1993 to 1998, he served as Executive Vice President and Chief Financial Officer of Sunkyong America, the American subsidiary of the Sunkyong Group, a Korean conglomerate, and President of an Internet Startup Division of Sunkyong America. Mr. Nano owns 22 shares of Competitive Technologies, Inc. stock and has an option to purchase 75,000 additional shares which is presently disputed by the Company. After the change in management, Mr. Nano intends to buy additional shares in the company as he previously did when he was President and Chief Executive Officer.

Ben Marcovitch, 72, will be elected as a Director of the Company. Mr. Marcovitch has over 50 years of in-depth experience in corporate finance, financial reporting, and compliance matters. From 2004 through the present, Mr. Marcovitch has been a financial advisor for AgroFrut E.U., a company located in Cali, Columbia involved in fruit processing for nutriceutical operations. From July 2002 to October 2003 Mr. Marcovitch was President of DDS Technologies, Inc., and became Chairman and Chief Executive Oficer of DDS Technologies, Inc. in October 2003 where he remained until April 2004. DDS Technologies, Inc. is an international venture capital and corporate management company with several offices in two countries. From 2000 to 2001, Mr. Marcovitch was a Director and Chairman of the Board of Findex.com, Inc., a developer, publisher and distributor of Christian faith-based software products to individuals and religious organizations. Mr. Marcovitch is not presently a stockholder of the Company.

William L. Reali, 64, will be elected as a Director of the Company. Mr. Reali is a Certified Public Accountant with the firm of Reali, Giampetro and Scott in Canfield, Ohio. The firm provides accounting, tax and consulting to a variety of business clients. Mr. Reali's primary experience during the past five years has been in business consulting. Mr. Reali is not presently a stockholder of the Company.

Richard D. Hornidge, Jr., 60, will be elected as a Director of the Company. Mr. Hornidge is a long time and respected stockholder of Competitive Technologies, and owner of 62,000 shares of Competitive Technologies common stock, which is more shares than ANY of the existing management of the Company. Since February 2005, Mr. Hornidge has been a tennis professional at Willows Racquet Club in Byfield, Massachusetts. From June 1984 through June 1989, Mr. Hornidge was President of Tennis Associates, a tennis employment agency. Mr. Hornidge was a program coordinator for Raytheon from 1973 through 1984, where he was involved in the Patriot Missile test equipment program.

STOCKHOLDERS OF COMPETITIVE TECHNOLOGIES ARE ADVISED TO READ THE PROXY STATEMENT OF THE COMMITTEE TO RESTORE STOCKHOLDER VALUE WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A COPY OF SUCH PROXY STATEMENT FROM THE WEBSITE OF THE SECURITIES AND EXCHANGE COMMISSION AT www.sec.gov. STOCKHOLDERS MAY ALSO OBTAIN A COPY OF SUCH PROXY STATEMENT FROM THE COMMITTEE WITHOUT CHARGE BY WRITING TO THE COMMITTEE TO RESTORE STOCKHOLDER VALUE, C/O CUTLER LAW GROUP, 3206 WEST WIMBLEDON DRIVE, AUGUSTA, GEORGIA 30909.